Mail Stop 4561

August 15, 2006

By U.S. Mail and facsimile to (313) 390-0500.

Kenneth R. Kent
Vice Chairman, Chief Financial Officer and Treasurer
Ford Motor Credit Company
One American Road
Dearborn, MI 48126

      Re: Ford Motor Credit Company
              Form 10-K for the Fiscal Year Ended December 31, 2005
              File No. 001-06368

Dear Mr. Kent:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Aggregate Contractual Obligations, page 40

1. We note from your footnote explanation to the category "Long Term Obligations" that you have included only the principal portion of long term debt as a contractual obligation in your table. As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include

such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

Consolidated Financial Statements

Consolidated Statement of Cash Flows, page FC-6

2. We note that you report cash flows from receivable sales as investing activities. Please address the following regarding that presentation:

    •   Given your history of securitizations, please tell us how you determined that these cash flows should be reported as investing, rather than operating activities.

    •   Tell us the nature of the receivables securitized and when you make the determination to classify the receivables as held-for-sale, specifically, at or subsequent to origination.

    •   Please tell us how you applied the guidance of paragraph .08a of SOP 01-6 and paragraph 9 of SFAS 102.

Note 1. Accounting Policies

General

3. Please revise to include a disclosure of the impact of recently issued but not yet adopted accounting standards will have on your financial statements. Refer to SAB Topic 11M.

Revenue Recognition, page FC-8

4. With a view toward greater transparency to the investor, please revise to more clearly disclose how you account for the interest supplement payments received from Ford Motor Company. Please revise Note 1 to clearly describe how these interest supplement payments relate to your unearned income and how they are reflected in the balance of the related receivable net of unearned income. Please revise your tabular presentation in Note 4 on page FC-14 accordingly as well.

Allowance for Credit Losses, page FC-9

5. On page 1, you state that you purchase installment receivable sales from Ford Motor Company. Please revise to clarify how you have applied the provisions of SOP 03-3 and provide the related disclosures, if material.

Note 7. Sales of Receivables, page FC-18

6. Please tell us how your repurchase obligations for your securitization of retail receivables met the criteria of paragraph 9(c) of SFAS 140 to qualify for sale treatment.

Note 12. Derivative Financial Instruments, page FC-26

7. For each type of hedging relationship entered into during the periods presented, please revise your disclosures and tell us the following information for each type of hedging relationship:

   • the nature and terms of the hedged item or transaction;

   • the nature and terms of the derivative instruments;

   • the specific documented risk being hedged;

   • the type of SFAS 133 hedge (fair value, cash flow, etc.) used; and

   • the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis.

Note 15. Transactions with Affiliated Companies, page F-31

Commitments and Contingencies, page FC-32

8. Please revise to disclose the amounts recognized pursuant to paragraph 8 of SFAS 5 in connection with the guarantees provided to Ford Motor Company if different from the contractual amounts.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in your amended filings and provides any requested supplemental information. Please provide us with your proposed disclosures. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief